J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o RBC Capital Markets, LLC

Three World Financial Center

200 Vesey Street

New York, NY 10281

June 4, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Kauten

RE:	Altair Engineering Inc.
Registration Statement on Form S-1
File No. 333-225412
CIK No. 0001701732

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as underwriters, hereby join in the request of Altair Engineering Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on June 6, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Lowenstein Sandler LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as underwriters, wish to advise you that there will be distributed to each prospective underwriter, institution or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the proposed form of Preliminary Prospectus, dated June 4, 2018 and included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
RBC CAPITAL MARKETS, LLC

Acting on behalf of itself and the several underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
	Name:	Greg Chamberlain
	Title:	Managing Director

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Richard Hooper
	Name:	Richard Hooper
	Title:	Managing Director

[Signature page to Acceleration Request]